UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 30, 2018, May 15, 2019, May 15, 2020 and April 22, 2021, AGM Group Holdings, Inc. (the "Company") filed its Annual Report on Form 20-F for the period ended December 31, 2017, 2018, 2019 and 2020, respectively (each an “Annual Report” and collectively the “Annual Reports”). Subsequent to filing the Annual Reports, the Company identified a typographical error in Item 3.A Selected Financial Data of each Annual Report. This Report on Form 6-K is to correct the typographical errors by replacing the note “All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding” immediately above the selected financial data table on page 1 of each Annual Report with “All amounts in U.S. dollars.” The correction in this Report on Form 6-K does not change any other previously reported financial results of operations or any other disclosure contained in the Annual Reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Co-Chief Executive Officer and Director